Exhibit 12.1

Computation of Ratio of Earnings To Fixed Charges

	Successor Company			Predecessor Company
			Period from	Period from
	Years Ended		March 15 to	January 1 to	Years Ended
	December 31,		December 31,	March 14,	December 31,
	2006	2005	2004	2004	2003	2002
Net income (loss) before income taxes	$(17,046)	$(433)	$(16,814)	$(12,453)	$17,971	$15,244
Fixed Charges:
Interest Expense	20,668	18,741	13,597	2,513	13,119	12,402
Interest Factor of Operating Rents	409	356	271	70	334	290
Total Fixed Charges	$21,077	$19,097	$13,868	$2,583	$13,453	$12,692
Adjusted Earnings	$4,031	$18,664	$(2,946)	$(9,870)	$31,424	$27,936
Ratio of Earnings to Fixed Charges	0.2	1.0	(a )	(a )	2.3	2.2

(a)    Earnings in 2004 were insufficient to cover fixed charges.  The amount of the ratio of earnings to fixed charges deficiency for the period from March 15 to December 31, 2004 was $2,946 and for the period from January 1 to March 14, 2004 was $9,870.